United States securities and exchange commission logo





                             January 16, 2024

       Dennis O   Leary
       Chief Executive Officer
       DarkPulse, Inc.
       815 Walker Street, Suite 1155
       Houston, TX 77002

                                                        Re: DarkPulse, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 18,
2023
                                                            File No. 333-276114

       Dear Dennis O   Leary:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary, page 2

   1. Please clarify the extent of the company's current operations in light of the involuntary liquidation of Optilan
(UK) Limited. In addition, clarify the extent to which you have manufactured, installed
or sold your patented BOTDA dark-pulse sensor technology
                                                        system. In this regard,
we note that you were required to pay a two percent royalty to the
                                                        University of New
Brunswick on sales of any and all products or services which incorporate the patents
underlying your dark-pulse sensor technology for a period of five years from April 24,
2018 and that you have paid no royalties to date.
   2. Please discuss the status of the business combination transaction between the company and Global System
Dynamics, Inc. Disclose that the business combination will be terminated if it is not
consummated by February 9, 2024. Discuss the likelihood that the business combination
will occur by that date. Also disclose that Global System Dynamics will be required
liquidate if a business combination transaction is not consummated by
 Dennis O   Leary
FirstName
DarkPulse, LastNameDennis O   Leary
           Inc.
Comapany
January 16,NameDarkPulse,
            2024          Inc.
January
Page 2 16, 2024 Page 2
FirstName LastName
         February 9, 2024. Provide a cross-reference to a new risk factor that discusses and quantifies the consequences to the company, both as a party to the transaction and as the sponsor of Global System Dynamics, if the business combination is not consummated and
         Global System Dynamics is liquidated.
The Offering, page 4

3. Please provide a brief summary of the Equity Financing Agreement with GHS
         Investments LLC, including the duration, maximum dollar amount of puts, purchase price, effective discount to the market price, and number of shares required to be issued based upon the shares issuable under the put. Disclose that you may not have access to the full
         $30 million amount available under the Equity Financing Agreement. To provide context, disclose how much of the $30 million maximum amount you could receive from selling the 3.5 billion shares being registered based upon your most recent share price. Also disclose the total number of shares you would have to issue to obtain the $30 million maximum amount under the Equity Financing Agreement based upon your most recent share price.
Risk Factors, page 5

4. Provide a new risk factor that discusses the significant dilution and impact on the
         company   s share price that shareholders have experienced and will
experience in
         connection with the multiple securities purchase and equity financing agreements the company has entered into with GHS Investments since August 2021. In the risk factor, disclose the number of shares purchased and range of prices paid under each agreement.
         Disclose the effective discount from the market price that GHS Investments pays for the shares under the agreements. Disclose that basing the purchase price on a discount to the
         market price means that the lower the company   s price, the more
shares GHS Investments
         receives. Disclose the change in the company   s market price since
the company began
         issuing shares to GHS under these agreements in August 2021.
Our only existing commitment for financing is pursuant to Equity Financing Agreement with
GHS Investments LLC..., page 16

5. You indicate that the 4.99% beneficial ownership limitation by GHS Investments may result in the company being unable to make puts under the Second Amended Equity
         Financing Agreement. Please disclose the purpose of this limitation. Also disclose that the
         4.99% beneficial ownership limitation does not prevent GHS Investments from selling some or all of the company's shares it acquires and then acquiring additional shares so that
         GHS Investments is able to sell shares in excess of the 4.99% beneficial ownership cap while never holding more than 4.99% of the company's outstanding shares. To provide context, disclose the total amount of shares that GHS Investments has purchased and sold under the multiple securities purchase and equity financing agreements since August
         2021.
 Dennis O   Leary
FirstName
DarkPulse, LastNameDennis O   Leary
           Inc.
Comapany
January 16,NameDarkPulse,
            2024          Inc.
January
Page 3 16, 2024 Page 3
FirstName LastName
Private Placement
Equity Financing Agreement, page 28

6. You indicate that, under the July 10, 2023 Equity Financing Agreement with GHS
         Investments LLC, the purchase price of shares in a put is 92% of the VWAP market price and the company is required to issue shares in the amount of 115% of each put. Please disclose the resulting effective purchase price of shares by GHS Investments.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Financings, page 37

7. You indicate that GHS has already purchased over 316 million shares pursuant to the
         Equity Financing Agreement entered into in 2023, as amended. Please tell us whether all of these shares have been registered for resale on behalf of GHS. In addition, please reconcile the differences between the table on page 37 showing the puts made by the company during 2023 to GHS pursuant to the 2023 Equity Financing Agreement with the table on page II-5.
Liquidity and Capital Resources, page 42

8. Disclose the total amount of your outstanding debt, the amount of debt in default and the amount of debt subject to pending litigation. Disclose the amount of cash the company requires for operations for the next 12 months, indicating the level of operations, and how the long company can operate with current resources.
Global System Dynamics, Inc., page 48

9. Please disclose the remaining number of Global System Dynamics public shares outstanding and amount of funds in the trust account following shareholder redemptions that occurred in connection with the shareholder votes to extend the time to consummate an initial business combination.
Legal Proceedings, page 53

10. Please provide all the disclosure required by Item 103 of Regulation S-K. Ensure the disclosure is updated to the latest practicable date and includes a description of the factual basis alleged to underlie the proceedings and the relief sought.
Exhibits

11. Please file the equity financing agreements with GHS Investments LLC dated April 28,
         2023, June 13, 2023 and July 10, 2023 as exhibits to the registration statement.
12. We note that counsel's legality opinion filed as Exhibit 5.1 reflects that the 3.5 billion shares being registered are currently outstanding. To the extent that the shares are not currently outstanding, please have counsel revise his opinion as appropriate. For guidance, refer to Section II.B.2.h of CF Staff Legal Bulleting No. 19.
 Dennis O   Leary
DarkPulse, Inc.
January 16, 2024
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kathleen Krebs at 202-551-3350 or Larry Spirgel at 202-551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameDennis O   Leary
                                                           Division of
Corporation Finance
Comapany NameDarkPulse, Inc.
                                                           Office of Technology
January 16, 2024 Page 4
cc:       Brian Higley, Esq.
FirstName LastName